Exhibit (h)(36)

Goldman Sachs Cayman Commodity TTIF Fund Ltd.

Appointment of Agent for Service of Process

A. Goldman Sachs Cayman Commodity TTIF Fund Ltd. (“Company”) is an exempted company incorporated under the laws of the Cayman Islands with limited liability and has its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

B. The Company designates and appoints CT Corporation System (“Agent”) located at 111 Eighth Avenue, New York, NY 10011 as the agent of the Company upon whom may be served any process, pleadings, subpoenas, or other papers in:

1) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“SEC”); and

2) any civil suit or action brought against the Company or to which the Company has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities of the Company, or any purchases or sales of any security in connection therewith. The Company stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

C. The Company stipulates and agrees to appoint a successor agent for service of process and execute an amended “Appointment of Agent for Service of Process” if the Company discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Company at any time until six years have elapsed from the date of the last sale of the securities of the Company.

D. The Company further undertakes to advise the SEC promptly of any change to the Agent’s name or address during the applicable period described in paragraph C.

E. The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, all books and records with respect to the Company.

Goldman Sachs Cayman Commodity TTIF Fund Ltd. certifies that it has duly caused this power of attorney, consent, stipulation and agreement, governed by the laws of the State of New York, to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York, State of New York, United States of America, this 23rd day of July, 2014.

Goldman Sachs DCS Cayman Commodity Fund Ltd.

By:	/s/ Scott McHugh
By:	Scott McHugh
Title:	Director
Date:	July 23, 2014

CT Corporation System 111 Eighth Avenue New York, NY 10011

By:	/s/ Lauren Kreatz
By:	Lauren Kreatz
Title:	Vice President
Date:	July 23, 2014